UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TELVENT GIT, S.A.
(Name of Subject Company)

TELVENT GIT, S.A.
(Name of Person Filing Statement)

Ordinary Shares, € 3.00505 nominal par value per share
(Title of Class of Securities)

E90215109
(CUSIP Number of Class of Securities)

Lidia García Páez
(34) 902 335 599
(34) 917 147 001 — Fax
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications On Behalf of the Person Filing Statement)

with copy to:

Laura D. Nemeth, Esq.
Squire, Sanders & Dempsey (US) LLP
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Schedule 14D-9 relates is Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (the “Company” or “Telvent”). The address of the principal executive offices of the Company is Valgrande, 6, 28108, Alcobendas, Madrid, Spain. The telephone number of its principal executive office is (34) 902 335 599.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s ordinary shares, € 3.00505 nominal par value per share (the “Shares”). As of May 31, 2011, 34,094,159 Shares were authorized and issued.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the subject company, Telvent. The name, address and telephone number of the filing person are incorporated by reference into this Item from Item 1 of this Schedule 14D-9. The Company’s website is www.telvent.com. The website contains information relevant to the Offer. No information contained on or linked to the website is a part of this Schedule 14D-9 and no such information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer commenced on June 21, 2011 by Schneider Electric SA (“Parent”) and Schneider Electric España, S.A.U., an indirect wholly-owned subsidiary of Parent (“Offeror”) for all ordinary shares, € 3.00505 nominal par value per share (the “Shares”) of Telvent at a purchase price of $40.00 net per Share in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated June 21, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Offeror and Parent (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on June 21, 2011. The terms and conditions of the Offer are incorporated by reference herein from the Schedule TO. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.

The principal business address for Offeror is c/ Bac de Roda, no 52, Edificio A, 08019 Barcelona, Spain and for Parent is 35 rue Joseph Monier, 92500 Rueil Malmaison, France.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth below or as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, to the knowledge of the Company there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and: (1) the Company’s executive officers, directors or affiliates; or (2) Offeror or Parent or the executive officers, directors or affiliates of the Offeror or Parent. The Company is not affiliated with Offeror and Parent and, except as discussed below, has had no material contacts, negotiations or agreements with Offeror and Parent.

A description of certain agreements, arrangements and understandings or actual or potential conflicts of interest between the Company or its affiliates and the Company’s executive officers, directors or affiliates is set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 under the heading “Major Shareholders and Related Party Transactions”, which description is incorporated by reference herein. The Company’s Annual Report was filed with the SEC on April 7, 2011.

Abengoa S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Abengoa”) owns, through two indirect wholly-owned subsidiaries, 40% of the Company’s authorized and issued Shares. The Company believes that, as of May 31, 2001, Ignacio Gonzalez, the Company’s Chief Executive Officer, and Manuel Sanchez, the Chief Executive Officer of Abengoa, owned in the aggregate 1.33% of the authorized and issued Shares. As disclosed in the Schedule TO, Offeror and Parent have entered into agreements with each of Abengoa (and its subsidiaries that hold Shares) and Messrs. Gonzalez and Sanchez regarding the agreements by such parties to tender their Shares in the Offer. Three Company directors who voted to approve the Agreement and to recommend that the Company’s shareholders accept the Offer and tender their Shares into the Offer, German Bejarano Garcia, José B. Terceiro, and José Domínguez, are directors or officers of Abengoa.

The Company’s arrangements and understandings with Offeror and Parent and Abengoa are described below.

On May 8, 2011, the Company entered into confidentiality and standstill agreement (the “Confidentiality Agreement”) and an exclusivity agreement (the “Exclusivity Agreement”) with Abengoa and Parent. The Exclusivity Agreement required Abengoa and the Company to negotiate exclusively with Parent with respect to a potential acquisition of all of the Shares of the Company for the period beginning on May 8, 2011 and ending June 1, 2011.

On May 31, 2011, Telvent entered into a Transaction Agreement (the “Agreement”) with Offeror and Parent pursuant to which, and upon the terms and conditions thereof, Offeror has agreed to commence a cash tender offer to acquire all of the authorized and issued Shares for a purchase price of $40.00 per Share, net to the holders thereof, without interest thereon. A description of the material terms and conditions of the Agreement is set forth in Section 10 of the Schedule TO — “The Transaction Documents — (a) Transaction Agreement” and is incorporated herein by reference. The Agreement was furnished as Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the SEC on June 6, 2011. The description of the material terms and conditions of the Agreement incorporated herein is qualified in its entirety by reference to the Agreement as so furnished.

Concurrently with the execution of the Agreement and as a condition to their willingness to enter the Agreement, Offeror and Parent entered into an Irrevocable Undertaking Agreement with Abengoa and its two indirect wholly-owned subsidiaries which own in the aggregate 40% of the Company’s authorized and issued Shares, pursuant to which Abengoa and its two subsidiaries irrevocably agreed to tender, or cause to be tendered, all of Shares owned by them, as well as any other Shares they may acquire prior to the consummation of the Offer. Concurrently therewith, each of Ignacio Gonzalez Dominguez, the Company’s Chief Executive Offer, and Manuel Sanchez Ortega, the Chief Executive Officer of Abengoa (who collectively own 1.33% of the Company’s authorized and issued Shares), entered into substantially similar agreements with Offeror and Parent, pursuant to which they severally agreed to tender all Shares owned by them in the Offer. These Irrevocable Undertaking Agreements were filed as exhibits 4.2, 4.3 and 4.4 to the Schedule 13D filed by Parent with the SEC on June 10, 2011 and their terms are incorporated by reference herein.

Pursuant to the terms of the Agreement, Parent has agreed to indemnify the Company’s directors and officers from and against certain liabilities and to provide certain other rights related to such indemnification. A description of the material terms of such indemnification rights is set forth in Section 10 of the Offer to Purchase — “The Transaction Documents — (a) Transaction Agreement — Officer and Director Indemnification” and is incorporated herein by reference. In addition, for a period of one year following acceptance of the Offer, Parent has agreed to provide or cause to be provided certain compensation and benefits to the Company’s employees generally. A description of the compensation and benefits to be provided pursuant to the Agreement is set forth in Section 10 of the Offer to Purchase — “The Transaction Documents — (a) Transaction Agreement — Employee Matters” and is incorporated herein by reference. The Company does not believe that provision of such indemnification rights or the agreement to maintain certain compensation and benefit levels create any conflict of interest for any directors or officers of the Company.

Pursuant to the terms of the Agreement, the Board of Directors will take such actions as shall be required to terminate Telvent’s Extraordinary Variable Compensation Plan (the “Equity Plan”), subject to and effective as of the first day of the Subsequent Offering Period to permit participants in the Equity Plan to tender Equity

Plan Shares into the Offer during the Subsequent Offering Period or extension thereof. A description of such actions pursuant to the Agreement is set forth in Section 10 of the Offer to Purchase — “The Transaction Documents — (a) Transaction Agreement — Telvent Equity Plan” and is incorporated herein by reference. The Company does not believe that participation in the Subsequent Offering Period by Equity Plan participants creates any conflict of interest for any directors or officers of the Company.

The representations and warranties contained in the Agreement have been negotiated with the principal purpose of establishing the circumstances in which the Offeror would have the right to not consummate the Offer, or a party would have the right to terminate the Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders. The representations and warranties of Telvent contained in the Purchase Agreement are qualified by information in confidential disclosure schedules provided by Telvent to Offeror and Parent in connection with the signing of the Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation

At a meeting of the Board of Directors held on May 31, 2011, the Board of Directors, by a unanimous vote of directors, approved the Agreement and the transactions contemplated by the Agreement and resolved to recommend that the Company’s shareholders accept an Offer and tender their Shares into an Offer on the terms and conditions set forth in the Agreement. On June 20, 2011, upon review of the Schedule TO and confirmation that the Offer conformed to the terms and conditions of the Agreement, the Board of Directors, by a unanimous vote of directors, affirmed its recommendation that the Company’s shareholders accept the Offer and tender their Shares into the Offer.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER ON THE TERMS AND CONDITIONS OF THE AGREEMENT.

A letter to the Company’s shareholders communicating the Board of Directors’ recommendation is attached as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Recommendation

Descriptions of meetings, events or communications set forth in this “Background and Reasons for the Recommendation” that do not reference the Company or its directors’, officers’ or advisors’ participation have been provided to the Company by Parent and Abengoa. Although the Company has no independent knowledge of such information, the Company believes that the descriptions so provided are materially accurate and complete.

On March 29, 2011, Emmanuel Babeau, the Chief Financial Officer of Parent, met in person with Manuel Sanchez Ortega, the Chief Executive Officer of Abengoa, which through two indirect wholly-owned subsidiaries owns approximately 40% of the shares of the Company, and Amando Sanchez Falcon, the Chief Financial Officer of Abengoa, together with a representative of Banco Santander, financial advisor to Parent. During this meeting, there was an initial discussion about the businesses and histories of Parent, Abengoa and the Company, and a possible transaction pursuant to which Parent would acquire Abengoa’s approximate 40% stake in the Company.

In addition to meeting with Mr. Babeau of Parent, in March 2011 Messrs. Sanchez Ortega and Sanchez Falcon of Abengoa met with representatives of two other parties that had indicated an interest in a possible transaction for the acquisition of all outstanding Shares of the Company (referred to herein as “Bidder A” and “Bidder B”).

On April 11, 2011, Bidder A submitted to Abengoa a non-binding preliminary indication of interest to acquire 100% of the Company’s Shares at a price of $34 per Share. On April 29, 2011, Bidder B submitted to Abengoa a non-binding expression of interest to acquire 100% of the Company’s Shares at a price of $35 per Share. On April 29, 2011, Mr. Babeau sent a letter to Abengoa via email to Messrs. Sanchez Ortega and Sanchez Falcon setting forth an indicative proposal to acquire 100% of the Company’s Shares, including the Shares held by Abengoa, for a purchase price of $37 per Share.

On May 3, 2011, Mr. Sanchez Ortega informed Ignacio Gonzalez, the Chief Executive Officer of the Company, of the discussions that he had had with Parent, Bidder A and Bidder B and the non-binding proposals that had been submitted by those parties. Mr. Sanchez Ortega also informed Mr. Gonzalez of his intent to continue discussions with the highest bidder, Parent, if Parent were to increase its initial offer.

On May 4, 2011, Mr. Babeau sent a revised indicative proposal via email to Messrs. Sanchez Ortega and Sanchez Falcon stating that Parent was prepared to consider a tender offer structure in which the minimum tender condition was set at 40%, thereby ensuring Abengoa’s ability to sell its entire stake, provided that Abengoa irrevocably committed to tender all of its Shares into the Parent’s offer. Mr. Babeau’s letter also stated that Parent was prepared to increase its indicative offer price to $38 per Share and, if due diligence were to reveal incremental value in Telvent, to consider increasing its offer price by up to an additional $2 per Share.

On May 5, 2011, Mr. Sanchez Ortega called Mr. Babeau to inform him that the May 4, 2011 letter provided a basis for continuing discussions and that Abengoa was prepared to enter into, and to recommend to Telvent that it agree to enter into, exclusive negotiations with Parent regarding a potential transaction. Thereafter, on May 6, 2011, representatives of DLA Piper LLP, Abengoa’s outside counsel, sent a draft confidentiality and standstill agreement and a draft exclusivity agreement to Debevoise & Plimpton LLP, Parent’s outside counsel. Together with representatives of Squire, Sanders & Dempsey (US) LLP, Telvent’s outside counsel, and Uria Menendez, Parent’s Spanish counsel, DLA Piper and Debevoise & Plimpton negotiated the terms of a confidentiality and standstill agreement (the “Confidentiality Agreement”) and an exclusivity agreement among Telvent, Abengoa and Parent, which agreements were executed on May 8, 2011. The exclusivity agreement required Abengoa and Telvent to negotiate exclusively with Parent with respect to a potential acquisition of the shares of Telvent for a period running from May 8, 2011 to June 1, 2011.

Beginning May 9, 2011, representatives of Parent, including its financial, legal and accounting advisors, provided due diligence information requests to the Company.

On May 10, 2011, Messrs. Sanchez Ortega and Gonzalez orally informed two of the independent directors on the Board of Directors, Bernardo Villazán, in his capacity as Chairman of the Nominating and Compensation Committee, and Javier Salas, in his capacity as Chairman of the Audit Committee, of the terms of the Parent proposal. Later that day, Messrs. Gonzalez, Villazán and Salas, along with Manuel Fernandez Maza, Chief Financial Officer of Telvent, and Lidia Garcia Páez, Legal Counsel of Telvent, had a meeting with Squire Sanders during which Squire Sanders reviewed, among other things, the role of the Board of Directors in connection with the potential acquisition and the appropriateness of forming a committee of independent directors.

On May 11, 2011, Messrs. Villazán and Salas held a conference call with the other independent directors on the Board of Directors to inform them of the interest of Parent in a transaction involving the Shares as well as to share the information provided to them on May 10, 2011.

On May 11, 2011, the Company began to provide due diligence information to Parent and its representatives via an electronic data room.

On May 12, 2011, executive officers and other senior managers of Parent met in Madrid with executive management of the Company to discuss Parent’s and the Company’s respective businesses and future strategies. Representatives of Credit Suisse Securities (Europe) Limited (“Credit Suisse”) and Banco Santander as the financial advisors of the Company and Parent, respectively, also attended this meeting.

On May 12, 2011, the Board of Directors appointed a special committee consisting of four independent directors (Marta de Amusátegui y Vergara, Javier Castrillo Penadés and Messrs. Villazán and Salas) (the

“Special Committee”) to review and negotiate the proposed transaction and submit the relevant information to the Board of Directors with respect to any definitive proposal negotiated with the Offeror and Parent.

On May 13, 2011, the Special Committee decided to engage Baker & McKenzie LLP as independent legal counsel. Additionally, the Company and the Board of Directors formally engaged Credit Suisse as their financial advisor.

On May 15, 2011, the Special Committee was provided with copies of the April 29, 2011 letter and the May 4, 2011 letter which had been delivered by Parent.

On May 17, 2011, Parent provided the Company a draft of a transaction agreement, which contemplated a tender offer by the Offeror for all the Shares of the Company and the recommendation by the Board of Directors to the Company’s shareholders of the Offeror’s tender offer. From May 17, 2011 to May 31, 2011, the parties negotiated the definitive terms and conditions of the Agreement.

On May 17, 2011, by telephone conference call, Mr. Babeau and Philippe Delorme, Executive Vice President for Strategy of Parent, made a presentation to the members of the Special Committee, in which they outlined Parent’s strategic vision for integrating Telvent’s business and expanding its ability to reach new customers.

On May 18, 2011, representatives from Parent and Abengoa’s tax departments conducted a conference call to discuss tax matters at Telvent.

On May 18, 2011, the Special Committee held a meeting with representatives of Credit Suisse. During this meeting, the Credit Suisse representatives outlined the expected process for negotiations with Parent and the timetable which had been proposed by Parent to complete its due diligence process and conduct negotiations of a definitive Agreement with the Company.

On May 19, 2011, the Special Committee held a meeting with representatives of Baker & McKenzie. During this meeting, representatives from Baker & McKenzie discussed the Special Committee’s fiduciary duties under Spanish law and the requirements of U.S. securities laws. The Special Committee and Baker & McKenzie also discussed the applicability of various Spanish law concepts to this transaction in light of the Company’s Shares being listed in the United States on the NASDAQ Stock Market, including minority squeeze-out regulations, takeover bid regulations and regulations with respect to termination fees.

On May 20, 2011, representatives from Parent together with Banco Santander and Credit Agricole CIB conducted a conference call with Mr. Maza to discuss accounting and finance items as part of the due diligence process.

On May 23, 2011, representatives from Parent, together with PricewaterhouseCoopers, Parent’s accounting adviser, Debevoise & Plimpton, Banco Santander and Credit Agricole CIB, also financial advisor to Parent, conducted a conference call with representatives of Telvent to discuss the service relationships between Telvent and Abengoa, human resources and risk management practices.

On May 23, 2011, Mr. Babeau sent a letter by email to Mr. Sanchez Ortega stating that, subject to the completion of due diligence, Parent believed it would be in a position to confirm an increase in the offer price from $38 to $40 per share by the end of that week.

Between May 17, 2011 and May 24, 2011, initial and revised drafts of the Agreement were circulated and representatives of Squire Sanders, Baker & McKenzie, DLA Piper, Debevoise & Plimpton, Uria Menendez and Parent held an initial conference call to address proposed changes to the Agreement.

On May 23, 2011, the Special Committee held a meeting with representatives of Baker & McKenzie and Credit Suisse. At this meeting, representatives of Baker & McKenzie and Credit Suisse who were located in the United States participated by conference call. Baker & McKenzie reviewed the initial draft of the Agreement which had been circulated by Parent on May 17, 2011 and the role of the Special Committee in evaluating the proposed terms of the Agreement and the proposed transaction. The Special Committee discussed and suggested changes to the proposed terms of the Agreement, including (i) changes relating to protections provided to shareholders who decide not to tender their Shares into the Offer, (ii) exceptions to proposed non-solicitation obligations to allow the Company to consider competing proposals and address the Special Committee’s fiduciary duties, (iii) inclusion of a mandatory subsequent offering period so that shareholders who may decide initially not tender their Shares into the Offer would have an additional opportunity once they are aware of the number of Shares the Offeror acquires in the Offer, and (iv) removal of a proposed termination fee to be paid by the Company if the Company terminated the Agreement to accept a competing proposal from another third party or if the Board of Directors changed its recommendation that shareholders tender their Shares into the Offer.

On May 25, 2011, representatives of Squire Sanders, Baker & McKenzie, DLA Piper, Debevoise & Plimpton, Uria Menendez and Parent held a conference call to negotiate the Agreement. Discussions covered many aspects of the Agreement and included changes related to appropriate representations, warranties and covenants in light of legal due diligence review and initial negotiations related to non-solicitation obligations and the termination fee, efforts to obtain antitrust regulatory approvals, employee matters, minority shareholder protection provisions and the inclusion of a mandatory subsequent offering period.

On May 26, 2011, during a meeting the Board of Directors discussed the proposed transaction. During the meeting, the Board of Directors received a presentation regarding the transactions contemplated by the Agreement from Messrs. Babeau and Delorme on behalf of Parent.

On May 26, 2011, the Special Committee held a telephonic meeting with representatives of Baker & McKenzie. Baker & McKenzie reviewed the revised terms of the Agreement as proposed by Parent with the Special Committee. The Special Committee noted Parent’s inclusion of a mandatory subsequent offering period in the proposed terms of the revised Agreement at the Company’s request. The Special Committee continued to maintain its position regarding the need for minority shareholder protections for shareholders who do not tender their Shares into the Offer, alterations to no-solicitation obligations and removal of the termination fee.

On May 27, 2011, Parent sent separate letters by email to the Chief Executive Officers of the Company and Abengoa stating that, in light of the due diligence that had been completed, Parent was prepared to increase its offer price from $38 per share to $40 per share, subject to reaching agreement with the Company on the terms of a definitive Agreement and with Abengoa on the terms of a definitive Irrevocable Undertaking Agreement and to final approval by the board of directors of Parent.

On May 27, 2011, representatives of Squire Sanders, Baker & McKenzie, DLA Piper, Debevoise & Plimpton, Uria Menendez and Parent conducted a conference call to discuss the Agreement. During negotiations, it was agreed to remove the termination fee from the Agreement and the negotiations continued regarding non-solicitation obligations and the scope of minority shareholder protections provided to Company shareholders, including the percentage ownership of the Company held by Offeror at which minority shareholder protections would not continue to apply.

On May 27, 2011, the Special Committee held a meeting with representatives of Credit Suisse, at which Credit Suisse presented its preliminary financial analysis of the proposed transaction.

On May 29, 2011 and May 30, 2011, representatives of Squire Sanders, Baker & McKenzie, DLA Piper, Debevoise & Plimpton and Uria Menendez conducted a series of conference calls to continue to negotiate the terms of the Agreement. During this period, the Special Committee and representatives of Baker & McKenzie held multiple conference calls at which the Baker & McKenzie representatives apprised the Special Committee of the status of the negotiations and the Special Committee considered responses to the positions taken by Parent and Offeror. During this period, the negotiations included the details of the terms of the non-solicitation obligations and the scope of minority shareholder protections, among other points. In connection with the negotiations regarding the minority shareholder protections, the representatives of the Special Committee requested that the protections provided to Company shareholders who decided not to tender their shares in the Offer include obligations to maintain a number of independent directors on the Board of Directors following the Offer and the inclusion of restrictions on the ability to deregister the Company’s shares or delist the

Company’s shares from NASDAQ. During these calls, representatives of Parent and Offeror agreed to the inclusion of these protections. It was further agreed that these minority protection provisions would apply until Offeror acquired seventy percent (70%) or more of the Company’s Shares, which would mean that fifty percent (50%) or more of the Shares held by shareholders other than Abengoa had been acquired by Offeror, and that protections regarding the removal of protections concerning the maintenance of the Company’s NASDAQ listing would also require the approval of the Company’s shareholders at a general shareholders meeting of the Company.

At a meeting of the Board of Directors held on May 31, 2011, upon the proposal of the Special Committee and following a discussion among the members of the Board of Directors and advice from its financial and legal advisors, the Board of Directors, by a unanimous vote of directors approved the Agreement and the transactions contemplated by the Agreement and resolved to recommend that the Company’s shareholders accept an Offer and tender their Shares into an Offer on the terms and conditions set forth in the Agreement. Also at this meeting, Credit Suisse reviewed with the Board of Directors certain financial analyses, as described below in “— Opinion of Our Financial Advisor,” and rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion), that, as of May 31, 2011, and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration to be paid to the holders of Shares in the Offer was fair, from a financial point of view, to the Company’s shareholders, other than Parent and its affiliates and Abengoa and its affiliates.

At a meeting of the Board of Directors on June 20, 2011, upon review of the Schedule TO and confirmation that the Offer conformed to the terms and conditions of the Agreement, the Board of Directors, by a unanimous vote of directors, affirmed its recommendation that the Company’s shareholders accept the Offer and tender their Shares into the Offer.

Reasons for the Board’s Recommendations.

In reaching the conclusion that the Offer is fair and in the best interests of the Company’s shareholders, and in making the recommendations set forth above, the Special Committee and the Board of Directors consulted with management of the Company and the Company’s financial and legal advisors and took into account numerous factors, including, but not limited to, the following material factors and benefits of the Offer, each of which the Special Committee and the Board of Directors believed supported its determinations:

Financial Considerations.  The Special Committee and the Board of Directors considered certain financial factors and benefits, including:

•	The offer price of $40.00 net per Share in cash, without interest, for each Share tendered in the Offer, which represents approximately a 16% premium over the closing price of $34.45 per Share on May 31, 2011, the date that the Company signed the Agreement;

•	The form of consideration to be paid to the holders of the Shares in the Offer is cash, which will provide certainty of value and liquidity for the Company’s shareholders;

•	The Board of Directors’ belief that the Offer price is fair from a financial point of view to the Company’s shareholders and that such price was agreed by independent parties;

•	The fact that the Offer price compared favorably to third party analysts reports evaluating the stand alone value of the Company; and

•	The fact that Credit Suisse, financial advisor to the Company, rendered to the Board of Directors an oral opinion, subsequently confirmed in writing, as of May 31, 2011, as to the fairness, from a financial point of view of the consideration to be paid to the holders of Shares in the Offer other than Abengoa and its affiliates and Parent and its affiliates, as more fully described below in the section entitled “— Opinion of Our Financial Advisor”. A copy of Credit Suisse’s opinion is attached as Annex I hereto.

Remaining Independent.  The Special Committee took into consideration that neither the Special Committee nor the Board of Directors had the right to prevent Abengoa from selling its Shares to Offeror or another party, and that in the absence of the proposed Agreement with Parent and Offeror, it was possible that Parent or another party could have acquired control of the Company through purchase of the Shares of a small group of Company shareholders (including Abengoa) without the public Company shareholders having the ability to participate in such transactions and receive the control premium that might be paid. Although Parent had expressed its desire to acquire all Company Shares and not just those owned by Abengoa, the Special Committee and the Board of Directors took into consideration the fact that, should no agreement be reached with Offeror and Parent for the acquisition of all Shares on mutually acceptable terms such as have been negotiated, Abengoa could, in the future, sell its Shares to Parent, Offeror or another buyer, on terms that would not necessarily provide the equivalent opportunity for public Company shareholders to realize simultaneously a premium for their Shares by selling to the buyer in the same transaction, whereas, the terms that had been negotiated with Parent and Offeror would provide for a transaction in which all Company shareholders would have an opportunity to dispose of their Shares at the same price and on the same terms, and realize the same premium at the same time. In light of Abengoa’s publically stated desire to reduce its holdings of Shares as opposed to Parent’s and Offeror’s desire to acquire Shares, the Special Committee and the Board of Directors also took into consideration the fact that if Offeror were to receive only Abengoa’s Shares, the likelihood of the occurrence of a transaction in which all Company shareholders would have an opportunity to dispose of their Shares at the same price and on the same terms, and realize the same premium at the same time, might be substantially reduced.

Other Transactional Considerations.  The Special Committee and the Board of Directors considered certain other transaction factors and benefits, including:

•	The terms and conditions of the Offer and the Agreement, including the parties representations, warranties and covenants and the conditions to their respective obligations;

•	The fact that under the terms of the Agreement, subject to compliance with the terms and conditions of the Agreement, the Company is permitted to terminate the Agreement and the Board of Directors is entitled to change its recommendation in connection with a Superior Proposal or an Intervening Event without the Company having to pay any termination or other break-up fee;

•	The fact that the terms of the Agreement provide various minority protections for those shareholders who choose not to tender their Shares in the Offer, including:

•	that the (i) Offeror will use reasonable best efforts to maintain the current listing of the Shares on NASDAQ until such time as Offeror and Parent beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares and the de-listing of the Company from NASDAQ is approved at a general shareholders’ meeting;

•	that the Company will continue to file (whether or not required) those periodic reports with the SEC required to be filed by a “foreign private issuer” under the Securities Exchange Act of 1934 until such time as Offeror and Parent beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares; and

•	that until such time as Offeror and Parent beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares, the Agreement provides that the Board of Directors shall consist of not more than twelve directors, three of whom shall qualify as “independent directors” under the listing standards adopted by NASDAQ applicable to members of a listed company’s audit committee.

In the course of their deliberations, the Special Committee and the Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Offer and the Agreement, including:

•	The restrictions that the Agreement imposes on soliciting competing proposals;

•	The restrictions that the Agreement imposes on terminating the Agreement or the Board of Directors’ ability to change its recommendation;

•	The fact that the Offeror’s acquisition of the Company’s Shares may trigger change of control provisions in agreements between the Company and third parties, and the risks and costs of such triggers to the Company and it shareholders;

•	The fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other shareholders; and

•	The fact that Abengoa may have interests in the transaction that are different from, or in addition to, those of the Company’s other shareholders.

•	The fact that shareholders (including Abengoa) holding approximately 41.3% of the issued Shares had agreed, pursuant to the Irrevocable Undertaking Agreements, irrevocably to tender and sell their Shares to Purchaser in the Offer and that those commitments would survive any termination of the Agreement by the Company.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. After considering the various positive and negative factors related to the Offer and the Agreement, the Board of Directors concluded that the positive factors related to the Offer and the Agreement outweighed the negative factors. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board of Directors’ determination was made after consideration of the factors taken as a whole. Individual members of the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described in Item 3 above and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. However, the Board of Directors does not believe such interests create any actual or potential conflict of interest.

Opinion of Our Financial Advisor

The Company retained Credit Suisse to act as its financial advisor in connection with the transactions contemplated by the Agreement, including the Offer (such transactions are referred to herein as the “Transactions”). The Company requested that Credit Suisse evaluate the fairness of the consideration, from a financial point of view, to be paid to the holders of Shares (other than Parent and its affiliates and Abengoa and its affiliates, to which we collectively refer as the “Excluded Persons”) in the Offer. On May 31, 2011, the Board of Directors met to review the terms of the proposed Agreement. During this meeting, Credit Suisse reviewed with the Board of Directors certain financial analyses, as described below, and rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion) that, as of May 31, 2011, and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration to be paid to the holders of Shares in the Offer was fair, from a financial point of view, to such shareholders, other than the Excluded Persons.

The full text of Credit Suisse’s opinion, dated May 31, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in connection with its opinion, is attached as Annex I hereto and is incorporated into this Schedule 14D-9 by reference in its entirety. Holders of Shares are encouraged to read this opinion carefully in its entirety. Credit Suisse’s opinion was provided to the Board of Directors in connection with its evaluation of the consideration to be paid to the holders of Shares in the Offer and Credit Suisse’s opinion does not constitute advice or a recommendation to any shareholder as to whether such shareholder should tender Shares in the Offer or how such shareholder should act on any matter relating to the Transactions or any subsequent transaction. Credit Suisse’s opinion addresses only the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Persons) of the consideration proposed to be paid in the Offer and does not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise. The following is a summary of the Credit Suisse opinion and is qualified in its entirety by reference to the full text of the opinion attached as Annex I hereto, which you are encouraged to read in its entirety.

In arriving at its opinion, Credit Suisse, among other things:

•	reviewed drafts of the Agreement and certain related agreements, dated May 31, 2011;

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with Credit Suisse by the Company;

•	discussed with the Company’s management the business and prospects of the Company;

•	considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company, the management of the Company advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and that the Transactions would be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Credit Suisse also assumed that the executed Agreement would conform in all respects material to Credit Suisse’s analysis to the last draft reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluations or appraisals. Additionally, with the Company’s consent, Credit Suisse did not review any information or documentation delivered to, or required to be delivered to, or issued by, the employees of the Company (or their representatives) in connection with the Transactions.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to the holders of Shares (other than the Excluded Persons) of the consideration proposed to be paid in the Offer and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise including, without limitation, the fairness of the amount or nature of or any other aspect relating to (i) any compensation to any officers, directors or employees of any party to the Transactions, or class of such persons, or (ii) the consideration any non-tendering shareholder may receive in any subsequent transaction, in each case relative to the consideration proposed to be paid in the Offer or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, foreign exchange rate, market and other conditions as they existed and could be evaluated on such date, which, if different than assumed, would have a material impact on Credit Suisse’s analysis. Credit Suisse’s opinion did not address the merits of the Transactions as compared to alternative transactions or strategies that may be available to the Company nor did it address the Company’s underlying decision to proceed with the Transactions. Credit Suisse was not requested to and did not solicit third party indications of interest in acquiring all or any part of the Company.

In preparing its opinion to the Board of Directors, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant methods of financial, comparative and other analyses and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that the totality of its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered financial information regarding the Company and U.S. dollar/euro exchange rates as of May 27, 2011 and business, economic, industry and market conditions, and other matters as they existed on, and could be evaluated as of, the date of the written opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the proposed Transactions. An evaluation of the results of Credit Suisse’s analyses is not entirely mathematical. Rather, Credit Suisse’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The results of each analysis were taken into account in reaching its overall conclusion with respect to fairness and Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The estimates contained in Credit Suisse’s analysis and the implied reference ranges indicated by Credit Suisse’s analyses are illustrative and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond our control and the control of Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the Transactions, which consideration was agreed by the Company and Parent, and the decision to enter into the Transactions was solely that of the Company’s Board of Directors. Credit Suisse’s opinion and financial analyses were provided to the Company’s Board of Directors in connection with its consideration of the proposed Transactions and were among many factors considered by the Board of Directors in evaluating the proposed Transactions. As discussed above, in the section entitled “— Reasons for the Board’s Recommendations.”, the Special Committee and Board of Directors took into account numerous factors in making their decision regarding the Offer. As such, neither Credit Suisse’s opinion nor its financial analyses were the sole determinative factor in connection with the Company’s agreement to the consideration proposed by Parent or the views of the Board of Directors or our management with respect to the Offer.

The following is a summary of the material financial analyses performed by Credit Suisse for the Board of Directors in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board of Directors at a meeting held on May 31, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options, warrants and other convertible securities) plus the value of its net debt (the value of its outstanding indebtedness and capital lease obligations less the amount of cash and cash equivalents on its balance sheet), preferred stock and minority interests as of that date.

EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

EPS — generally the relevant company’s earning per share of common stock, using non-GAAP net income for purposes of such calculation.

Unless the context indicates otherwise, enterprise and per share equity values used in the selected companies analysis described below were calculated using the closing price of Shares and the common stock of the selected companies listed below as of May 27, 2011, and the enterprise value and per share equity values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions.

Selected Companies Analysis

Credit Suisse reviewed certain financial data, multiples and ratios for the following sixteen publicly traded companies in the information technology services industry, referred to as IT Services.

U.S. IT Services Companies	International Business Machines Corporation
Hewlett-Packard Company
Accenture Ltd.
Computer Sciences Corporation
CGI Group Inc.

European IT Services Companies	CapGemini S.A.
Atos Origin S.A.
Logica Plc
Indra Sistemas S.A.
Sopra Group S.A.
Tieto Oyj
Kapsch TrafficCom AG
Groupe Steria SCA
EDB Ergogroup ASA
Engineering Ingegneria Informatica SpA
Gfi Informatique S.A.

Although none of the selected companies are directly comparable to the Company, the selected companies were chosen because they are publicly traded companies that operate in a similar industry as the Company and have lines of business and financial and operating characteristics similar to the Company. Credit Suisse determined, using its professional judgment, that these selected companies were the most appropriate for purposes of this analysis and, while there may have been other companies that operate in similar industries to the Company or have similar principal lines of business or financial or operating characteristics to the Company, Credit Suisse did not specifically identify any other companies for this purpose. Credit Suisse calculated the multiples and ratios for the selected companies using closing stock prices as of May 27, 2011 and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. With respect to the selected companies, Credit Suisse compared, among other things, enterprise values as a multiple of 2011 and 2012 estimated EBITDA and stock price as a multiple of 2011 and 2012 estimated EPS. Credit Suisse then applied reference ranges of selected multiples for the selected companies to corresponding financial data of the Company, using EBITDA and EPS estimates provided by the Company’s management and assuming the conversion of Euros to U.S. dollars at an exchange rate of 1.426.

This analysis indicated the following implied per share equity reference range for the Shares, as compared to the consideration proposed to be paid in the Offer:

Implied per Share Equity Reference
Range for the Company	Consideration per Share

$19.56 — $31.58	$40.00

Selected Transactions Analysis

Credit Suisse reviewed certain transaction multiples in the following sixteen selected transactions, which involved companies with businesses in the IT Services industry, publicly announced between March 2004 and December 2010 for which relevant financial data was publicly available:

Acquiror	Target

Europe
Atos Origin S.A.	Siemens IT Solutions and Services GmbH
EQT Partners AB/ATP Private Equity K/S	KMD A/S
HCL EAS Ltd.	Axon Group plc
Telvent Export SL	DTN Holding Company Inc.
BAE Systems (Holdings) Ltd.	Detica Group plc
CapGemini S.A.	Getronics PinkRoccade Business Application Services BV
Nordic Capital	EDB Gruppen A/S
Fujitsu Services Overseas Holding Ltd.	TDS Informationstechnologie AG
Indra Sistemas S,A,	Union Fenosa Soluziona SA
Indra Sistemas S.A.	Azertia Tecnologías de la Información S.A.U.
Getronics NV	PinkRoccade NV
North America
Xerox Corporation	Affiliated Computer Services Inc.
Dell Computer Corporation	Perot Systems Corporation
Hewlett-Packard Company	Electronic Data Systems Corporation
Caritor Inc.	Keane Inc.
CGI Group Inc.	American Management Systems Inc.

While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of this analysis, may be considered similar to certain operations of the Company.

For the selected transactions, based on publicly available financial information with respect to the target companies and the selected transactions, Credit Suisse calculated enterprise value as a multiple of the target company’s EBITDA over the last 12 months preceding the announcement of the transaction, which we refer to as “LTM”. Credit Suisse then applied a reference range of selected multiples for the selected transactions to corresponding financial data of the Company using LTM EBITDA as of March 31, 2011, provided by the Company’s management and assuming the conversion of Euros to U.S. dollars at an exchange rate of 1.426. This analysis indicated the following implied per share equity reference range for the Shares as compared to the consideration proposed to be paid in the Offer:

Implied per Share Equity Reference
Range for the Company	Consideration per Share

$20.94 — $34.55	$40.00

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of the Company in order to calculate the estimated present value of the unlevered, after tax free cash flows for the Company for the half year ending December 31, 2011 and from the fiscal year ending December 31, 2012 through December 31, 2015, based on estimates provided to Credit Suisse by the Company’s management. Credit Suisse calculated estimated terminal values of the Company in 2015 by applying a range of multiples from 7.5x to 9.5x to the 2016 estimated EBITDA of the Company. The range of multiples was selected based on a review of the Company’s and other companies’ forward trading multiples reviewed in connection with the companies identified under the caption “Selected Companies Analysis”. The present value of the cash flows and terminal values were then calculated using discount rates ranging from 8.5% to 10.5% based on the Company’s estimated weighted average cost of capital. This analysis indicated the following implied per share reference range for the Shares as compared to the consideration proposed to be paid in the Offer:

Implied per Share Equity Reference
Range for the Company	Consideration per Share

$33.60 — $46.68	$40.00

Miscellaneous

The Company engaged Credit Suisse as its financial advisor in connection with the Transactions based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company’s business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company’s engagement letter with Credit Suisse for its financial advisory services in connection with the Transactions, the Company has agreed to pay Credit Suisse a fee customary for transactions of this nature, a significant portion of which is contingent upon the consummation of the Offer or a similar transaction. In addition, the Company has agreed to reimburse Credit Suisse for its reasonable expenses and to indemnify Credit Suisse and related parties against certain liabilities and other items, including liabilities under the federal securities laws, arising out of its engagement.

Credit Suisse and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to affiliates of the Company for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. During the past two years, these services have included acting as a bookrunner in connection with the placement of €500 million aggregate principal amount of high yield notes by Abengoa, bookrunner in connection with the placement of $650 million aggregate amount of high-yield notes by Abengoa and as a lender in Abengoa’s €50 million credit facility. Credit Suisse and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to Parent and its affiliates, including acting as financial advisor in connection with certain strategic transactions in June 2011. Credit Suisse and its affiliates may in the future provide financial advice and services to the Company, Abengoa and Parent and their respective affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Abengoa, Parent, their respective affiliates and any other company that may be involved in the Transactions, as well as provide investment banking and other financial services to such companies.

Intent to Tender.

To the knowledge of the Company, all of the Company’s directors and senior management who own Shares currently intend to tender their Shares for purchase pursuant to the Offer. As disclosed in Item 3 —

“Past Contacts, Transactions, Negotiations and Agreements”, Mr. Ignacio Gonzalez, the Company’s Chief Executive Officer has entered into an agreement to tender his Shares in the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Credit Suisse was retained by the Company and the Board of Directors to act as financial advisor in connection with the Board of Directors’ evaluation of the Offer. Pursuant to the engagement letter with Credit Suisse for its financial advisory services in connection with the Offer, the Company has agreed to pay Credit Suisse a fee customary for transactions of this nature, a significant portion of which is contingent upon the consummation of the Offer or a similar transaction. The Company has also agreed to reimburse Credit Suisse for its reasonable expenses and to indemnify Credit Suisse and related parties against certain liabilities and other items, including liabilities under the federal securities law, arising out of its engagement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as disclosed under this item, during the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after reasonable inquiry, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

•	On May 31, 2011, Abengoa, its two indirect wholly-owned subsidiaries that hold Shares, Parent and Offeror entered into an Irrevocable Undertaking Agreement regarding the agreement of Abengoa and such subsidiaries to tender their Shares in the Offer.

•	On May 31, 2011, each of Messrs. Ignacio Gonzalez, the Company’s Chief Executive Officer, and Manuel Sanchez, the Chief Executive Officer of Abengoa, entered into a separate Irrevocable Undertaking Agreement with Parent and Offeror regarding the agreements by such individuals to tender their Shares in the Offer.

No information has been included in this Item 6 with respect to any transactions that have been effected within the past 60 days by persons or entities that hold 5% or more of the outstanding Shares but are otherwise unaffiliated with the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, the Shares by the Company, any of its subsidiaries, or any other person, (ii) any superior transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

ITEM 8.	ADDITIONAL INFORMATION.

The Offeror’s obligation to accept Shares tendered into the Offer is subject to various conditions. A description of the material conditions to the Offer is set forth in Section 15 of the Schedule TO — “Conditions of the Offer” and is incorporated herein by reference. Regulatory approval of the transactions contemplated by the Agreement is a material condition to the Offer. A description of the material regulatory requirements is set forth in Section 16 of the Offer to Purchase — “Legal Matters; Required Regulatory Approvals” and is incorporated herein by reference.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase for Cash, dated June 21, 2011 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(2)	Letter to Shareholders, dated June 21, 2011 from Ignacio González Dominguez
(a)(5)(A)	Item 7 of Part I of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 7, 2011
(a)(5)(B)	Credit Suisse Securities (Europe) Limited’s Fairness Opinion dated May 31, 2011 (attached as Annex I hereto)
(e)(1)	Transaction Agreement, dated May 31, 2011, between the Company, Schneider Electric SA and Schneider Electric España, S.A.U. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the SEC on June 6, 2011)
(e)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated by reference to Exhibit 4.2 to the Schedule 13D of Schneider Electric SA and Schneider Electric España, S.A.U filed with the SEC on June 10, 2011)
(e)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated by reference to Exhibit 4.3 to the Schedule 13D of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 10, 2011)
(e)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated by reference to Exhibit 4.4 to the Schedule 13D of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 10, 2011)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Marta de Amusátegui y Vergara
Name: Marta de Amusátegui y Vergara
Title: Director

Date: June 21, 2011

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase for Cash, dated June 21, 2011 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U filed with the SEC on June 21, 2011)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 21, 2011)
(a)(2)	Letter to Shareholders, dated June 21, 2011 from Ignacio González Dominguez
(a)(5)(A)	Item 7 of Part I of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 7, 2011
(a)(5)(B)	Credit Suisse Securities (Europe) Limited’s Fairness Opinion dated May 31, 2011 (attached as Annex I hereto)
(e)(1)	Transaction Agreement, dated May 31, 2011, between the Company Schneider Electric SA and Schneider Electric España, S.A.U. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the SEC on June 6, 2011)
(e)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated by reference to Exhibit 4.2 to the Schedule 13D of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 10, 2011)
(e)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated by reference to Exhibit 4.3 to the Schedule 13D of Schneider Electric SA and Schneider Electric España, S.A.U filed with the SEC on June 10, 2011)
(e)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated by reference to Exhibit 4.4 to the Schedule 13D of Schneider Electric SA and Schneider Electric España, S.A.U. filed with the SEC on June 10, 2011)

Annex I

One Cabot Square London E14 4QJ	Phone +44 20 7888 8888 Fax +44 20 7888 1600 www.credit-suisse.com

May 31, 2011

Board of Directors
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid
Spain

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of ordinary shares, nominal value € 3.00505 per share (“Company Shares”), of Telvent GIT, S.A. (the “Company”), other than Schneider Electric, S.A. (the “Acquiror”) and its affiliates, and Abengoa, S.A. and its affiliates (collectively, inclusive of the Acquiror and its affiliates, the “Excluded Persons”), from a financial point of view, of the Consideration (as defined below) proposed to be paid to such shareholders in the tender offer (the “Offer”) by the Acquiror and Schneider Electric España, S.A.U., a wholly owned subsidiary of the Acquiror (the “Purchaser”) to purchase all outstanding Company Shares at a purchase price of $40 per share (the “Consideration”) pursuant to the terms of the transaction agreement (the “Transaction Agreement”), to be entered into between the Acquiror, the Purchaser and the Company. The Transaction Agreement provides for, among other things, the purchase by the Acquiror and the Purchaser of Company Shares pursuant to the Offer and certain subsequent transactions (collectively, the “Transaction”). We understand that Abengoa S.A. and certain of its affiliates will enter into agreements pursuant to which such parties will agree to tender their Company Shares into the Offer.

In arriving at our opinion, we have reviewed a draft of the Transaction Agreement dated May 31, 2011, certain related agreements and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have discussed with the Company’s management the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Transaction Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have assumed that the final form of the Transaction Agreement will conform in all respects material to our analysis to the last draft reviewed by us. In

Registered Office as above
Registered in England No. 891554
Authorised and Regulated by the Financial Services Authority

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addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Additionally, with your consent we have not reviewed any information or documentation delivered to, required to be delivered to, or issued by, the employees (or their representatives) of the Company in connection with the Transaction.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Shares (other than the Excluded Persons) of the Consideration proposed to be paid in the Offer and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to (i) any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons or (ii) the consideration any non-tendering shareholder may receive in any subsequent transaction, in each case relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, foreign exchange rate, market and other conditions as they exist and can be evaluated on the date hereof, which if different than assumed, would have a material impact on our analysis. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Transaction. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and, are currently providing and in the future we may provide, investment banking and other financial services to Abengoa S.A., an affiliate of the Company, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as (i) bookrunner in connection with the placement of € 500 million aggregate principal amount of high yield notes by Abengoa S.A. in March 2010, (ii) bookrunner in connection with the placement of US$650 million aggregate amount of high yield notes by Abengoa S.A. in October 2010, and (iii) a lender in Abengoa S.A.’s € 50 million credit facility. We and our affiliates also have in the past provided, are currently providing and in the future we may provide investment banking and other financial services to the Acquiror and its affiliates, including acting as financial advisor in connection with certain strategic transactions. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Abengoa, S.A., the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Abengoa, S.A., the Acquiror, their respective affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any holder of Company Shares as to whether such shareholder should tender Company Shares in the Offer or how such shareholder should act on any matter relating to the proposed Transaction or any subsequent transaction.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Shares in the Offer is fair, from a financial point of view, to such shareholders, other than the Excluded Persons.

Very truly yours,

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By:	/s/ William Mansfield
Managing Director

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